UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Noven Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Company” or “Noven”). The principal executive offices of the Company are located at 11960 S.W. 144th Street, Miami, Florida 33186, and its telephone number is (305) 253-5099.

Securities.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annex hereto, this “Statement”) relates is the common stock, par value $.0001 per share (the “Shares”), of the Company, together with the associated Series A junior participating preferred stock purchase rights (the “Rights”) issued pursuant to the rights agreement, dated as of November 6, 2001, as amended on March 18, 2008 and July 14, 2009, between Noven and American Stock Transfer and Trust Company, LLC (the “Rights Agreement”). Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights under the Rights Agreement. As of July 21, 2009, there were 25,061,791 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above under the heading “Name and Address” and are incorporated into this Item 2 by reference. The Company’s website is www.noven.com. The website and the information on or connected to the website are not a part of this Statement, are not incorporated herein by reference and should not be considered a part of this Statement.

Tender Offer.

This Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2009. Pursuant to the tender offer, Purchaser is offering to purchase all the issued and outstanding Shares of the Company at a price of $16.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are attached hereto as Exhibit (a)(1) and (a)(2), respectively, and are incorporated into this Item 2 by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2009, among the Company, Purchaser, Holdings and Parent (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) of the Merger and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned by Parent, Holdings, Purchaser or the Company or by stockholders who have properly perfected their statutory appraisal rights in accordance with Section 262 of the DGCL) shall automatically be converted into the right to receive the Offer Price in cash, less any applicable withholding taxes. Each Share owned by Parent, Holdings, Purchaser or the Company shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor, and each Share owned by any subsidiary of the Company or Parent (other than

Purchaser) shall automatically be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

A summary of the Merger Agreement is set forth in Section 11 of the Offer to Purchase and is incorporated into this Item 2 by reference. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit (e)(1) hereto and is also incorporated into this Item 2 by reference.

Parent formed Holdings and Purchaser in connection with the Merger Agreement, Offer and Merger. The Schedule TO states that the location of the principal executive offices of Hisamitsu is Marunouchi, Chiyoda-Ku 1-11-1, Tokyo, 100-6221 Japan, and that its telephone number is 81-3-5293-1700. The Schedule TO states that the location of the principal executive offices of both Holdings and Purchaser is 3528 Torrance Blvd., Suite 112 Torrance, CA 90503 U.S.A., and that the telephone number of Holdings and Purchaser is (310) 540-1408. Unless the context indicates otherwise, in this Statement “Hisamitsu” refers to Purchaser, Holdings and Parent, collectively.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein or in the Company’s proxy statement, dated April 6, 2009 and filed with the SEC on April 9, 2009 (the “Proxy Statement”), to the knowledge of the Company, as of the date of this Statement, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) Parent, Holdings, Purchaser or any of their respective executive officers, directors or affiliates.

In the case of each plan or agreement described below and in the relevant provisions of the Proxy Statement to which the terms “change in control” or “change of control” apply, consummation of the Offer would constitute a change in control or change of control, as applicable, of the Company for purposes of determining the entitlements due to the executive officers and directors of the Company under such plan or agreement. Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Current Executive Officers, Directors or Affiliates of the Company.

Related Party Transactions; Director and Officer Compensation.  Certain information regarding contracts, agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company’s executive officers and directors, on the other hand, are described under the headings “Related Party Transactions,” “Director Compensation,” and “Executive Compensation” in the Proxy Statement. The relevant portions of the Proxy Statement are attached hereto as Exhibit (e)(2) and are incorporated into this Item 3 by reference.

Director and Officer Indemnification and Insurance.  Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s certificate of incorporation (the “Charter”) includes a provision limiting or eliminating the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended and supplemented.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in the Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware or other applicable law as it now exists or may in the future be amended or supplemented. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company maintains insurance on behalf of its directors and officers against liability for actions taken by them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(3) hereto, which is incorporated into this Item 3 by reference.

Pursuant to the Merger Agreement, Parent, Holdings and Purchaser have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions (and rights for advancement of expenses) occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other agreements of the Company shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms with respect to any claims against such directors or officers arising out of such acts or omissions, and Parent shall ensure that the Surviving Corporation complies with and honors these obligations.

The Merger Agreement further provides that, through the sixth anniversary of the Effective Time, it will either maintain the current or substantially similar directors’ and officers’ liability insurance policies maintained by the Company with respect to claims arising from or related to facts or events which occurred at or prior to the Effective Time (the “D&O Insurance”) for all persons who are currently covered by such D&O Insurance; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the last annual premium paid prior to the date of the Merger Agreement for such insurance. In lieu of the foregoing, however, Parent will have the right to purchase a substitute policy with the same coverage limits and substantially similar terms as the current D&O Insurance.

Interests of Certain Persons in the Offer and the Merger.  In considering the recommendation of the board of directors of the Company (the “Board of Directors” or the “Board”) with respect to the Merger Agreement, the Offer and the Merger, the Company’s stockholders should be aware that certain officers and directors of the Company have interests in the Offer and Merger, as described below, which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and in Item 4 below under the heading “Reasons for the Recommendation of the Board of Directors.”

If the directors and officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 21, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 348,124 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or settlement of stock-settled stock appreciation rights (“SARs”), restricted Shares or restricted stock units (collectively, “Equity Awards”) granted by the Company and held by such individuals. If the directors and executive officers were to tender all of their Shares (excluding Equity Awards) pursuant to the Offer and those Shares were accepted and purchased by Purchaser, the directors and executive officers would receive an aggregate of $5,744,049 in cash, without interest and less any required withholding taxes. For a description of the treatment of Equity Awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Offer and Merger on Certain Equity Awards.”

The following table sets forth, as of July 21, 2009, the cash consideration that each executive officer and non-employee director would be entitled to receive for his Shares if he were to tender all of his Shares pursuant to the Offer and those Shares were accepted and purchased by Purchaser (excluding Equity Awards).

		Aggregate Offer
		Price Payable for
Name	Number of Shares	Shares

Peter Brandt, President, Chief Executive Officer and Director	111,667	$1,842,506
Jeffrey F. Eisenberg, Executive Vice President	11,846	$195,459
Michael D. Price, Vice President and Chief Financial Officer	25,000	$412,500
Richard P. Gilbert, Vice President — Operations	0	$0
Steven M. Dinh, Vice President and Chief Scientific Officer	0	$0
Joel S. Lippman, M.D., Vice President — Clinical Development and Chief Medical Officer	0	$0
Anthony Venditti, Vice President — Marketing and Sales	0	$0
Wayne P. Yetter, Chairman of the Board	35,082	$578,853
John G. Clarkson, M.D., Director	23,587	$389,186
Donald A. Denkhaus, Director	33,659	$555,374
Pedro P. Granadillo, Director	32,817	$541,481
Francois E. Nader, M.D., Director	3,648	$60,192
Phillip M. Satow, Director	47,159	$778,124
Robert G. Savage, Director	23,659	$390,374

Total	348,124	$5,744,049

Noven has change of control employment agreements with each of Messrs. Price, Dinh, Gilbert, Lippman and Venditti. Pursuant to these agreements, if the executive officer is terminated other than for cause or terminates his employment for good reason during the two year period following a change in control (as defined in the agreement), he will be entitled to severance of (i) a lump sum equal to two times the sum of the his annual base salary and highest annual bonus and (ii) a pro rata highest annual bonus. The agreements also provide that upon such termination the executive officer will be entitled to (a) continued participation in welfare benefit plans for two years following the change in control, (b) outplacement services for one year following termination and (c)  any other welfare or fringe benefits that such executive officer is eligible to receive or that are available generally to other peer executives. In the event that an executive officer becomes subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) due to the application of Section 280G of the Code, each change of control employment agreement provides for an additional “gross-up” payment such that the executive officer will be placed in the same after-tax position as if no such excise tax had been imposed. The Company also has a change in control employment agreement in place with Mr. Eisenberg which contains the same terms described above; however, as described in further detail below under the heading “Employment Agreements Following the Merger,” on July 14, 2009, the Company entered into an agreement with Mr. Eisenberg which amended and restated his existing employment agreement with the Company and which will supersede his change of control agreement upon its effectiveness.

This description of the Company’s change of control employment agreements with the executive officers named above is qualified in its entirety by reference to the full text of the amended and restated form of employment agreement (change of control), which is attached as Exhibit (e)(6) hereto and is incorporated herein by reference.

Pursuant to his employment agreement, if Mr. Brandt is terminated for any reason other than death, disability or for cause, or if he terminates his employment for good reason (as defined in the agreement), or if the Company declines to renew his employment agreement for at least the two-year period following a change in control (as defined in the agreement), then Mr. Brandt is entitled to (i) a severance payment equal to two times the sum of his current annual base salary and highest annual bonus and (ii) a pro rata highest annual bonus. Mr. Brandt has indicated that he does not intend to remain with the Company following the consummation of the Offer and the Merger. Consummation of the Offer will constitute a change of control under Mr. Brandt’s employment agreement and Mr. Brandt would be entitled to terminate his employment agreement for good reason after the change of control. In the event that Mr. Brandt becomes subject to the excise tax under Section 4999 of the Code due to the application of Section 280G of the Code, he will be entitled to an additional “gross-up” payment such that he will be placed in the same after-tax position as if no such excise tax had been imposed.

This description of the Company’s employment agreement with Mr. Brandt is qualified in its entirety by reference to the full text thereof, which is attached as Exhibit (e)(7) hereto and is incorporated herein by reference.

The amounts set forth in the table below are estimates of the amounts payable to each of Messrs. Brandt, Dinh, Gilbert, Lippman, Price and Venditti if their employment with the Company is terminated, other than for cause, following consummation of the Offer. The amounts shown in these tables do not include distributions of plan balances under the Company’s non-qualified deferred compensation plan.

Potential Payments Upon Termination Following a Change in Control

							Total Payments
			Pro-Rata	Benefit			Following
Name	Severance		Bonus	Continuation	Other(1)	Gross-Up(2)	Termination

Peter Brandt President, Chief Executive Officer and Director	$1,998,750		$202,123	$0	$67,438	$1,210,264	$3,478,575
Michael D. Price Vice President and Chief Financial Officer	$1,062,777	(2)	$80,041	$45,909	$86,059	n/a	$1,274,786
Richard P. Gilbert Vice President — Operations	$780,000		$72,764	$33,447	$71,859	n/a	$958,070
Steven M. Dinh Vice President and Chief Scientific Officer	$901,230		$86,134	$47,278	$82,288	n/a	$1,116,928
Joel S. Lippman, M.D. Vice President — Clinical Development and Chief Medical Officer	$976,172		$97,073	$13,560	$100,204	n/a	$1,187,009
Anthony Venditti Vice President — Marketing and Sales	$926,744		$96,629	$11,683	$81,932	n/a	$1,116,988

(1)	Includes continuing perquisites, certain benefits under the Company’s 401(k) plan, accrued vacation and outplacement services.

(2)	The calculation of the gross-up payment takes into account estimated compensation payable following a change of control that would qualify as reasonable compensation for the non-competition covenant.

(3)	Includes a grossed-up stipend payment of $81,627 and a Cost of Living Adjustment of $73,750.

Effect of the Offer and Merger on Certain Equity Awards.  Pursuant to the Merger Agreement, as of the Effective Time each outstanding Equity Award granted under the Company’s 1999 Long-Term Incentive Plan, as amended, and the Company’s 2009 Equity Incentive Plan (collectively, the “Equity Award Plans”), without regard to the extent then vested or exercisable, will be cancelled and the holder of such Equity Award will become entitled to receive an amount in cash equal to (a) in the case of unexercised stock options and SARs, the excess, if any, of the Offer Price minus the exercise price per Share subject to the stock option or SAR, multiplied by the number of Shares subject to the option or SAR immediately prior to the Effective Time, and (b) in the case of outstanding restricted Shares and restricted stock units, the Offer Price for each such restricted Share or restricted stock unit held. All outstanding and unexercised Equity Awards held by the directors and executive officers of the Company are expected to be cancelled and converted in accordance with the foregoing.

The following table sets forth, as of July 23, 2009, the cash consideration that each executive officer and non-employee director would be entitled to receive for his or her outstanding Equity Awards at the Effective Time pursuant to the Merger Agreement.

	Offer	Offer
	Price Payable	Price Payable
	for Stock	for Restricted
Name	Options/SARs	Shares	Total

Peter Brandt President, Chief Executive Officer and Director	$3,765,808	$3,024,995	$6,790,803
Jeffrey F. Eisenberg Executive Vice President	$787,120	$30,278	$817,398
Michael D. Price Vice President and Chief Financial Officer	$522,673	$0	$522,673
Richard P. Gilbert Vice President — Operations	$490,360	$0	$490,360
Steven M. Dinh Vice President and Chief Scientific Officer	$458,669	$0	$458,669
Joel S. Lippman M.D. Vice President — Clinical Development and Chief Medical Officer	$623,871	$0	$623,871
Anthony Venditti Vice President — Marketing and Sales	$670,988	$0	$670,988
Wayne P. Yetter Chairman of the Board	$46,800	$186,599	$233,399
John G. Clarkson M.D. Director	$0	$150,480	$150,480
Donald A. Denkhaus Director	$0	$150,480	$150,480
Pedro P. Granadillo Director	$0	$150,480	$150,480
Francois E. Nader M.D. Director	$0	$180,560	$180,560
Phillip M. Satow Director	$0	$150,480	$150,480
Robert G. Savage Director	$0	$150,480	$150,480

Arrangements with Parent, Holdings, Purchaser or their Respective Executive Officers, Directors or Affiliates.

Interests of Parent in the Company.  Parent is currently the beneficial owner of 1,240,000 Shares, representing approximately 4.9% of the Company’s outstanding Shares, and has been a stockholder of the Company since 2002.

Confidentiality Agreement.  On June 25, 2008, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with ongoing discussions regarding a possible collaborative transaction or transactions between the parties, under which each party agreed to keep certain information concerning the other party which is furnished by or on behalf of the other party, and to use such information solely for the purposes of evaluating a possible negotiated transaction. Under this agreement, the parties also agreed that for a period expiring on the earlier of (a) June 25, 2010 and (b) the date of any public announcement of a partnership or collaboration agreement entered into between the parties, neither party would, among other things, purchase five percent or more of any class of securities of the other party registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless specifically invited in writing to do so by the other party. This description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of that agreement, which is attached as Exhibit (e)(4) hereto and is incorporated into this Item 3 by reference.

Exclusivity Agreement.  The Company and Parent entered into an exclusivity letter agreement, dated June 4, 2009 (the “Exclusivity Agreement”), in connection with Parent’s commencement of its due diligence investigation of the Company and the negotiation of the Merger Agreement. The Exclusivity Agreement provides, among other things, that for a period ending July 1, 2009, the Company shall not, nor shall it permit any of its officers, directors, agents, advisors, representatives or affiliates to, directly or indirectly solicit, initiate or knowingly encourage, enter into any agreement or understanding with respect to, or participate in any discussions regarding, or furnish to any person information with respect to or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that could reasonably be expected to lead to, the acquisition of the Company. This description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of that agreement, which is attached as Exhibit (e)(5) hereto and is incorporated into this Item 3 by reference.

Merger Agreement.  The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase are incorporated into this Item 3 by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated into this Item 3 by reference.

The Merger Agreement governs the contractual rights among the Company, Parent, Holdings and Purchaser in relation to the Offer and Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and any summary of its terms set forth in, or incorporated by reference into, this Statement are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Noven. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer, or in which a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue, due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to stockholders of the Company.

Employment Agreements Following the Merger.  On July 14, 2009, and as a condition to Hisamitsu’s willingness to enter into the Merger Agreement, the Company entered into an agreement (the “Employment Agreement”) with Jeffrey F. Eisenberg, currently the Executive Vice President of the Company and President of Novogyne Pharmaceuticals, the Company’s joint venture with Novartis Pharmaceuticals Corporation, which amended and restated Mr. Eisenberg’s existing employment agreement with the Company. When the Employment Agreement becomes effective, Mr. Eisenberg will serve as the President and Chief Executive Officer of the Company and will report solely to the Board of Directors of the Company and the Chief Executive Officer of Parent.

The Employment Agreement becomes effective as of the earlier of the Effective Time and the first business day following the day on which representatives of Hisamitsu hold a majority of seats on the Company’s board of directors (the “Start Date”), and expires on the second anniversary of the Start Date. When effective, the Employment Agreement will supersede the prior letter agreement and change of control agreement between Mr. Eisenberg and the Company, provided that the Employment Agreement will have no force or effect if the Merger Agreement is terminated, if Hisamitsu owns less than a majority of the Shares following the consummation of the Offer or if a third party unaffiliated with Hisamitsu owns a majority of the Shares. On the second anniversary of the Start Date and each annual anniversary date thereafter, the term of the Employment Agreement will automatically be extended for a one-year period, unless either party delivers written notice at least 60 days prior to such anniversary.

Mr. Eisenberg will receive an annual base salary of $475,000, subject to annual review for merit increases, which base salary may not be decreased. He will be entitled to participate in the Company’s annual incentive bonus plan, with annual target incentive bonuses for years after 2009 of at least 75% of his annual base salary. Within

60 days of the Effective Time, the Company will establish a long-term incentive plan that is consistent with the terms and conditions agreed to between the Company and Hisamitsu and in which Mr. Eisenberg will participate.

If Mr. Eisenberg is terminated without cause or if he terminates the agreement for good reason during the two-year period following the Start Date, he will receive a lump sum payment equal to the sum of (i) two times the sum of (x) his annual base salary as in effect as of the date of termination and (y) his highest recent bonus, and (ii) his highest recent bonus prorated for the year of termination. He will also receive continued medical, welfare and fringe benefits for the remainder of the two-year period following the Start Date and outplacement services for one year at the highest level provided pursuant to Company plans, if such plans are in effect.

If Mr. Eisenberg is terminated without cause or if he terminates the agreement for good reason after the two-year period following the Start Date, he will receive a lump sum payment equal to 18 months of his annual base salary as in effect as of the date of termination and a prorated bonus for the year of termination, such bonus to be paid at the time it would have been paid had his employment continued. Mr. Eisenberg will be required to execute a waiver and release of claims to receive any severance benefits that are payable upon a termination without cause or for good reason.

If Mr. Eisenberg is terminated due to his death or Disability (as defined in the Employment Agreement), he will receive a prorated bonus for the year of termination, such bonus to be paid at the time it would have been paid had his employment continued. If the Company declines to extend the term of the Employment Agreement, Mr. Eisenberg’s employment will terminate at the end of then-current term of the Employment Agreement and it will be treated as if he were terminated without cause.

Mr. Eisenberg will be subject to 18-month non-competition, non-solicitation, non-disruption and no-hire covenants following the termination of his employment for any reason and will be entitled to a full gross-up for any payments due as a result of the application of Section 280G of the Code.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, which is attached as Exhibit (e)(8) hereto and is incorporated into this Item 3 by reference.

In addition to the Employment Agreement with Mr. Eisenberg described above, Parent has informed the Company that it currently intends to retain all of the other members of the Company’s current management who wish to remain with the Surviving Corporation following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefit arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any other party will reach and/or execute a definitive agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any such arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Representation on the Company’s Board.  The Merger Agreement provides that, promptly upon the payment by Purchaser for any Shares accepted for payment pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this provision) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent, Holdings, Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding and the Company shall, at such time, cause Purchaser’s designees to be so elected. The Company has agreed, subject to applicable law, to take all action necessary to effect any such election or appointment, including, at the option of Purchaser, either increasing the size of the Board or obtaining the resignations of such number of its current directors.

The Merger Agreement provides further that in the event Purchaser’s designees are elected or appointed to the Board, until the Effective Time the Board will have at least three directors who were directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Continuing Directors”). If Purchaser’s designees to the Board constitute at least a majority thereof prior to the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the

Continuing Directors: (x) amendment or termination of the Merger Agreement, (y) exercise or waiver of any of the Company’s rights under the Merger Agreement, or (z) extension of the time for performance of any obligation of Parent, Holdings or Purchaser under the Merger Agreement.

Post-Closing Employee Benefit Arrangements.  Pursuant to the Merger Agreement, for a period of one year following the Effective Time, Parent will provide or cause the Surviving Corporation to provide to employees of the Company and the Company’s subsidiaries who remain in the employment of the Surviving Corporation and its subsidiaries (the “Continuing Employees”): (i) salary and incentive opportunities that are substantially comparable in the aggregate (including value attributable to equity-based compensation) to those provided to such employees during the 12-month period prior to the Effective Time and (ii) employee benefits that are substantially comparable in the aggregate to those provided to such employees by the Company and its subsidiaries during the 12-month period ending immediately prior to the Effective Time; provided, however, that neither Parent nor any of its subsidiaries shall have any obligation to provide equity or equity-based compensation to such employees. Because it is not a listed company in the United States, Parent does not anticipate providing any of the employees of the Company with equity-based compensation following the Effective Time. Instead, Parent anticipates adopting a cash-based incentive program to provide long-term incentives to such employees.

To the extent that any employee benefit plan of Parent or its subsidiaries is made available to any Continuing Employee, on or following the Effective Time, Parent will cause credit for all service with the Company and its subsidiaries prior to the Effective Time to be granted to such Continuing Employee (as well as service with any predecessor employer of the Company or any such subsidiary), to the extent such service was recognized by the Company or such subsidiary for similar or analogous purposes prior to the Effective Time (such service, “Pre-Closing Service”) for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals; provided, however, that such Pre-Closing Service will not be recognized if such recognition would result in any duplication of benefits for the same period of service, or if service of employees of the Company or any subsidiary other than the Continuing Employees is not so credited.

With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Continuing Employee commences to participate after the Effective Time, Parent will, and will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its subsidiaries prior to such commencement of participation and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid in the plan year of such commencement of participation in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

In addition, the Company will use its reasonable best efforts to amend the trust agreement for its nonqualified deferred compensation plan to provide that the transactions contemplated by the Merger Agreement will not constitute a change in control under the trust agreement.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors.

At its meeting held on July 13, 2009, the Board of Directors unanimously (a) approved and declared advisable the Merger Agreement, Offer, Merger and the other transactions contemplated by the Merger Agreement, (b) determined that the terms of the Offer, Merger and other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and (c) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement.

Accordingly, the Board of Directors unanimously recommends that holders of Shares accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation dated July 23, 2009, and a joint press release, dated July 14, 2009, issued by the Company and Hisamitsu, announcing the Offer and Merger, are attached hereto as Exhibit (a)(3) and (a)(4), respectively, and are incorporated into this Item 4 by reference.

Background of the Offer and Merger.

As part of Noven’s publicly disclosed business strategy, from time to time the Company’s management and Board have considered and assessed various strategic alternatives and collaborations potentially available to the Company. These alternatives have included, among other things, a variety of strategies to grow and expand the Company’s business and operations through collaborative arrangements and agreements with third parties for the marketing and sale of its products and the development of its pipeline, as well as acquisitions, joint ventures and business combinations. As such, the Board meets regularly with members of management and outside advisors in order to conduct strategic planning and review sessions and keep the directors generally apprised of any ongoing discussions with third parties, and in order for the Board to give management direction and authorization with respect to these discussions and other potential business strategies.

Representatives of Hisamitsu and Noven have engaged in discussions from time to time with respect to an array of potential collaborations, including, among other things, contract manufacturing agreements, product development and license agreements and a broad product development and commercialization joint venture over approximately the last eight years. Over the course of these discussions, Hisamitsu had the opportunity to conduct a significant amount of preliminary due diligence with respect to the Company, focused primarily on the Company’s existing transdermal products and pipeline, and which also included tours of the Company’s manufacturing facilities, a limited review of the Company’s oral therapeutics business, and introductions to senior members of the Company’s management. In 2007, the companies entered into a confidentiality agreement as part of these discussions and negotiations, but no agreement, arrangement or understanding was reached by the companies during the time period covered by this confidentiality agreement.

In 2008, the companies entered into another confidentiality agreement, described in Item 3 above, as renewed discussions between the companies had progressed toward a potential strategic collaboration. Representatives of the Company and Hisamitsu were in contact intermittently throughout 2008 and the beginning of 2009 as they continued to discuss and negotiate a potential collaborative transaction; however, these discussions had been narrowed from the initial consideration of a broad range of potential collaborative projects to discussions regarding a manufacturing contract for a single product. At no time during the discussions which took place during this time period did Hisamitsu or Noven propose an acquisition of Noven by Hisamitsu.

On February 5, 2009, the Company’s management and Board met for a regularly scheduled strategic planning session and invited a financial consultant to this meeting to assist the Board and management in their review of the Company’s market position, forecasts projected by management and alternative scenarios for the Company over the next three to five years and to advise management and the Board regarding alternative strategies the Company might consider during this period. During this session, the Board, members of management and the financial consultant reviewed alternative forecast scenarios for the Company’s current products and pipeline. The Board also discussed and assessed the potential risks to the Company’s business, including the risk that the Company may not find a suitable solution to the peel force issue relating to its Daytrana product and the risk of a generic challenge to its products and the potential implications of any such challenge to the extension of Novogyne Pharmaceuticals (“Novogyne”), the Company’s joint venture with Novartis Pharmaceuticals Corporation (“Novartis”). They also reviewed a variety of strategic alternatives which might be available to the Company and discussed the potential benefits of pursuing acquisitions or business combinations and of continuing in its current structure on a stand-alone basis. Following these discussions, the Board concluded that the near-term risks facing the Company were significant and that the Company’s pipeline was predominantly early stage and any potential upside therefrom would not be realized for a number of years, leaving the Company vulnerable should any of these near-term risks be realized. Accordingly, the Board accepted management’s plan to take appropriate steps to address the financial implications of these risks by focusing on business development activities and new products. The Board also determined at that time that major acquisitions and business combinations did not seem likely to maximize value to stockholders and therefore directed management to continue to execute the Company’s current business strategy on a stand-alone basis rather than diverting time or resources to the investigation of potential acquisitions or business combinations. The Board also directed management, however, in consultation with the Chairman of the Board, to respond as appropriate to any unsolicited proposals received.

On March 25, 2009, Peter Brandt, the Company’s President and Chief Executive Officer, received a letter from Hirotaka Nakatomi, President and Chief Executive Officer of Hisamitsu, requesting a meeting to discuss an unspecified transaction proposal. Mr. Brandt and other members of management discussed the letter with Wayne P. Yetter, the non-executive Chairman of the Company’s Board, and Mr. Yetter determined that it was consistent with the Board’s strategic planning session in February for Mr. Brandt to accept the meeting invitation.

On March 31, 2009, Hisamitsu indicated that it would like a representative of Lazard Fréres K.K. (“Lazard”) to attend the meeting as its financial advisor and clarified that Hisamitsu wished to discuss a potential combination of the Company and Hisamitsu. Messrs. Brandt and Yetter agreed that, given this request, it was advisable to engage and consult with outside financial and legal advisors prior to the meeting. At this time, members of management selected Cravath, Swaine & Moore LLP (“Cravath”) as the Company’s legal advisor and J.P. Morgan Securities Inc. (“J.P. Morgan”) as the Company’s financial advisor, and engaged these firms to assist the Company in analyzing the letter from, and responding to, Hisamitsu.

On April 14, 2009, the meeting among representatives of each of the Company, Parent, Lazard and J.P. Morgan took place in New York. During this meeting, representatives of Parent gave a presentation to Noven’s management and delivered a letter from Mr. Nakatomi to Mr. Brandt containing a non-binding proposal for an acquisition of all the outstanding Shares of the Company at an offer price of $14.00 per Share in cash, subject to the execution of an exclusivity agreement and the satisfactory completion of due diligence. Mr. Nakatomi stated that Hisamitsu had sufficient cash on hand to complete the proposed acquisition and had established a credit line it could draw down if necessary. He also noted that if the transaction was consummated Hisamitsu intended to retain members of the Company’s current management and to expand each company’s current business into the other’s markets and diversify their respective product portfolios. The letter noted that the proposed offer price represented a 37.7% premium to the Company’s Share price of $10.17 on April 13, 2009, and a 41.1% premium to its one-month average price of $9.92. Mr. Nakatomi also explained his desire for Hisamitsu to commence due diligence by the end of April, to complete its due diligence in four weeks, and to execute a definitive agreement by the end of June. He proposed to structure the transaction as a cash tender offer followed by a second-step merger, which he believed could be completed by the end of July. The proposal also included a request for a 45-day exclusivity period and Mr. Nakatomi requested a response from Mr. Brandt regarding exclusivity that day or the following week. Mr. Brandt explained that the Company had not been exploring a sale at that time and that he would take Hisamitsu’s offer to the Board for consideration, after which time he would also respond to the request for an exclusivity agreement.

Following this meeting, representatives of each of Noven, Cravath and J.P. Morgan discussed with Mr. Yetter the proposal set forth in the letter from Mr. Nakatomi. Management then scheduled a special meeting of the Board to take place on April 15 for the purpose of informing the other directors of the receipt of the proposal from Hisamitsu and J.P. Morgan was instructed to begin an analysis of the Company on a stand-alone basis in consultation with management for presentation to the Board.

On April 15, 2009, a special telephonic meeting of the Board was held and all directors, as well as certain members of management and representatives from the Company’s legal and financial advisors, attended the meeting. During the meeting, Messrs. Brandt and Yetter informed the other directors that certain members of management and a representative of J.P. Morgan had met with representatives of Hisamitsu and Lazard in response to a recent inquiry from Hisamitsu and summarized the presentation given by Mr. Nakatomi, including the terms of the proposal received at the meeting. The Board briefly reviewed the history of the Company’s discussions and negotiations with Hisamitsu, Hisamitsu’s business, assets and technology, including its transdermal technology, and its perceived interest in entering U.S. markets. Mr. Brandt explained the timing that Mr. Nakatomi had suggested for the proposed transaction and that he had declined Mr. Nakatomi’s request to enter into an exclusivity agreement the day of the meeting, advising him that he would respond to that request by the end of the month after consulting with the other directors. He also briefly updated the directors with respect to recent developments at the Company and explained that management was revising the Company’s forecasts in light of these developments and would be working with J.P. Morgan on a Company valuation to assist in the Board’s consideration of the Hisamitsu proposal at an extended in-person meeting to be scheduled for the following week.

On April 23, 2009, a special in-person meeting of the Board was held to discuss in detail the proposal from Hisamitsu, any other strategic opportunities available to the Company and the prospects of the Company on a stand-alone basis. Representatives from Cravath and J.P. Morgan also attended the meeting, as well as various members of Noven’s management team. At this meeting, the Board received presentations by members of management with respect to updated forecasts for the Company, and from J.P. Morgan with respect to its preliminary valuation of the Company. Messrs. Brandt and Yetter summarized the acquisition proposal in greater detail, commenting on Hisamitsu’s likely strategic purposes for pursuing an acquisition of the Company, and the Board considered and discussed the proposal at length, including management’s, Cravath’s and J.P. Morgan’s views on whether Hisamitsu would be likely to increase its proposed offer price. The directors also consulted with J.P. Morgan regarding its views with respect to Parent’s interest in an acquisition of the Company and other companies Hisamitsu would potentially be interested in acquiring, and J.P. Morgan noted that the representatives of Hisamitsu had indicated during the April 14, 2009 meeting that they were focused on the Company specifically, particularly because of its transdermal technology platform and the opportunity it presented for Hisamitsu to gain access to U.S. markets.

The Board then discussed the possibility of approaching other potential merger partners prior to or concurrently with responding to Hisamitsu’s offer, including the risks associated with doing so, such as the possibility of information leaks which might start marketplace rumors and cause Hisamitsu to rescind its offer, and of providing confidential technical and other business information to potential competitors. The directors also consulted with management and J.P. Morgan regarding their views on whether various types of companies, including specialty pharmaceutical, transdermal delivery and large pharmaceutical companies, might be interested in an acquisition of the Company. The Board discussed a number of potential counterparties and management advised the directors that, at that time, Parent was the only company likely to have a sincere interest in an acquisition of 100% of the Company, but that the Board might also consider Company A, as it had an interest in transdermal technology and had approached the Company in the past. In addition, the directors consulted with management and Cravath regarding whether Novartis should be contacted regarding either an acquisition of the Company or the implications of an acquisition by a third party on the Novogyne joint venture. Representatives of J.P. Morgan and management advised the directors that given, among other things, the Company’s weak short-term cash flow prospects and the competitive risks to the Company’s products, there would likely be a very limited number of strategic buyers, if any, with an interest in acquiring the Company, and that the interest of financial buyers was also likely to be low given current market conditions. The Board noted that, as Hisamitsu appeared to be focused on Noven’s transdermal technology platform and access to U.S. markets, it might be less concerned with the Company’s near-term risks than other potential acquirors.

The Board was also advised by management and Cravath that alerting Novartis to the possibility of a transaction at that time might disrupt the Novogyne joint venture and any negotiations with Hisamitsu if Novartis was not interested in pursuing an acquisition of the entire Company and/or did not approve of a change in ownership or control of its joint venture partner. The Board also considered Novartis’ ability to trigger the “buy/sell” provision in the Novogyne joint venture agreement at any time, which would force the Company to decide whether to sell its portion of the joint venture or to purchase Novartis’ portion in a relatively short time period. The Board also discussed and took into consideration the provisions of the Novogyne joint venture agreement that might be relevant to a change in control transaction. Based on these discussions and input from its advisors, the Board concluded that it was premature at that stage to conduct a market check for alternative acquirors.

After further evaluation of Hisamitsu’s proposal and management’s revised forecasts for the Company, the Board determined that the proposal did not present a sufficiently compelling value to persuade it to enter into exclusive negotiations with Hisamitsu at that time. The Board therefore directed management to convey to Parent that the proposal it submitted was not acceptable to the Board and to extend an invitation to Parent to a follow up meeting with management in order that they might present certain information not previously available to Parent that, in management’s judgment, would enable it to increase its offer price. In addition, if Hisamitsu was not willing to increase its offer price, the Board authorized management, in consultation with Mr. Yetter, to direct J.P. Morgan to contact Company A to inquire as to its potential interest in an acquisition of the Company.

On the evening of April 23, 2009, representatives of J.P. Morgan contacted Lazard to convey the directive delivered by the Board at the meeting earlier that day. The representatives from Lazard stated that they believed Hisamitsu would likely accept an invitation to such a meeting and asked for a written letter that could be delivered to

Hisamitsu management with the information J.P. Morgan had conveyed, which was sent the following day. On April 27, 2009, J.P. Morgan received a letter from Lazard indicating that the Hisamitsu team would welcome the opportunity to attend the presentation described in J.P. Morgan’s letter and suggesting that the meeting take place over two days, beginning on May 12, 2009.

On May 12 and 13, 2009, representatives of Parent participated in a video conference with members of the Company’s senior management. Representatives of Lazard and J.P. Morgan were also present during the conference. During the conference, Noven management delivered a presentation addressing the sustainability and growth opportunities of the Company’s existing business, elements of the Company’s pipeline which had not previously been disclosed publicly, undisclosed next generation platform technology and intellectual property in development, opportunities to apply the Company’s technology to Hisamitsu’s product line and the Company’s cost structure, including public company costs. The presentation emphasized the Company’s historical performance, strategy, value-drivers, future opportunities for growth in each of the companies’ current markets, and potential synergies to be obtained from a combination of the companies. At the conclusion of the presentation, management informed Hisamitsu that the Company’s Board would be holding regularly scheduled meetings on May 20 and 21, 2009, and requested that any revised proposal be submitted prior to May 20 so that the Board could consider such proposal at these meetings.

On May 19, 2009, Mr. Brandt received a letter from Hisamitsu containing a revised proposal with an offer price of $15.50 per Share in cash, and otherwise subject to the same terms as those set forth in the letter containing the initial offer. The letter noted the premium of 44.3% to the Company’s May 18, 2009 closing Share price of $10.74, and the 49.4% premium to the Company’s one-month average Share price of $10.38, and conveyed Hisamitsu’s desire to proceed rapidly and exclusively in working toward a definitive agreement.

Representatives from Lazard contacted J.P. Morgan the next morning to confirm receipt of the revised offer letter and to inquire as to the sufficiency of the increased offer price. At the direction of management, J.P. Morgan informed Lazard that the Board would likely continue to be disappointed in the offer price and explained that the Board would be taking into account the valuation information and financial forecasts for the Company it had recently reviewed, as well as the optimism of management with respect to the Company’s current pipeline.

On May 20, 2009, at the Company’s Board meeting, members of management advised the Board of the receipt of the revised offer and the Board discussed, with input and advice from the Company’s legal and financial advisors, the terms thereof. Representatives of J.P. Morgan supplemented its prior valuation presentation to the Board to reflect updated management forecasts which were based on the latest information available to management. The Board reviewed the valuation materials and noted that the proposed offer price was above the mid-point of the Company valuation suggested by the analysis. The Board and management discussed the near-term regulatory and competitive risks to the Company, the various execution challenges facing the Company in maximizing value for stockholders from the Company’s pipeline and the potential long-term upside for the Company. The Board again consulted with members of management, J.P. Morgan and Cravath regarding the desirability of approaching other potential merger partners, including in particular Novartis and Company A. It was their continuing view that there were few potential buyers and it was unlikely that any would pay a higher price, considering the business risks the Company faced, including risks related to the Daytrana peel force issue, potential generic competition to existing products, the lack of new products that could be brought to market in the short-term, and the buy/sell provision in the Novogyne joint venture agreement. The Board weighed the risks associated with these actions against the potential for an increased offer price from Hisamitsu if the Board authorized management to grant exclusivity to Hisamitsu. As part of these discussions, J.P. Morgan presented its evaluation of the discussions and negotiations up to that point, and provided guidance with respect to potential response strategies, including the possibility of Hisamitsu increasing its offer price in return for a grant of exclusivity. Mr. Brandt also confirmed for the other directors that since he joined the Company, no third parties with which the Company’s management had periodic business discussions, other than Parent, had expressed an interest in acquiring the Company. The Board then discussed with its advisors the potential disruption of the Company’s business if a potential transaction with Parent were to be leaked or publicly announced, and the directors expressed a desire to shorten the time period during which the Company might be at risk in terms of market disruptions caused by any such publicity.

Based on the foregoing discussions, the Board determined to proceed with negotiations with Parent without engaging in a market check, as doing so was unlikely to result in a proposal superior to Parent’s and created a significant risk of long-term disruption to the Company’s business if a transaction were not to occur. In addition, the Board discussed the strategic planning session that took place in February and again expressed concern about the possibility of adverse developments in the near-term with respect to certain of the Company’s key products as well as the Company’s ability to withstand any such adverse developments at a time when its pipeline was predominantly early stage. However, given the perceived strategic value and market penetration opportunities that would be available to Parent if the proposed Offer and Merger were consummated, as well as the degree of the potential upside to management’s forecast scenarios, the Board directed management to respond to Hisamitsu with a counter-proposal of $17.00 per Share and to indicate the Company’s willingness to enter into a shortened exclusivity agreement at that price. The Board concluded that the shortened time period would address both Hisamitsu’s desire to complete the transaction rapidly, and the Board’s concerns regarding the risk of an information leak regarding transaction negotiations, and the distraction of management if it appeared that an agreement would not be reached. The Board also authorized management and J.P. Morgan, if appropriate, to use the requested grant of exclusivity as additional leverage to cause Hisamitsu to increase its offer price. The Board further directed management to consult with Mr. Yetter if Hisamitsu responded to this counter-proposal with an offer in the range of $16.00-$17.00 per Share, and authorized Messrs. Yetter and Brandt to determine whether to permit Hisamitsu to commence due diligence on an exclusive basis after such consultation if an offer at or above $16.00 per Share was received. Mr. Brandt sent a letter to Mr. Nakatomi later that day proposing an offer price of $17.00 per Share.

On May 22, 2009, the Company held its 2009 annual meeting of stockholders in New York City. Effective following this meeting, Sidney Braginsky retired from the Company’s Board and Francois Nader was appointed to fill Mr. Braginsky’s vacancy.

Between May 20 and May 27, 2009, representatives of J.P. Morgan and Lazard had several calls and discussions regarding the Company’s valuation and the strong desire by Hisamitsu to move forward in negotiations on an exclusive basis. Throughout these discussions J.P. Morgan encouraged Lazard to persuade Hisamitsu to increase its offer price and return with a final revised bid in return for exclusivity in order to address the concerns of both companies and come to an agreement on preliminary transaction terms as rapidly as possible.

On May 27, 2009, Mr. Brandt received another letter from Mr. Nakatomi containing a revised offer price of $16.50 per Share in cash, again subject to the same terms and conditions as the previous offers, except the letter again stated that a 45-day exclusivity period was required in return for the increased offer price. The letter also stated that Parent would expect the terms of the definitive acquisition agreement, particularly the amount of the termination fee and other “deal protection” terms, to reflect the full valuation reflected by Parent’s proposed offer price. Mr. Brandt consulted with Mr. Yetter, other members of management and the Company’s financial and legal advisors in order to discuss an appropriate response to the revised offer, including whether to again seek a higher price from Hisamitsu; however, given the Board’s concern regarding timing, it was agreed that Mr. Brandt should respond with a letter to Mr. Nakatomi indicating that the Board had reservations regarding the price, but had authorized Hisamitsu to commence due diligence in order to move the process forward.

Mr. Brandt sent a letter to Mr. Nakatomi later that day and attached an executed 30-day exclusivity agreement to the letter, indicating that if the terms thereof were acceptable, Mr. Nakatomi should execute the letter agreement in turn, at which point Hisamitsu would be granted access to a populated electronic data room in order to commence its due diligence. Mr. Brandt also sent an email to the other Board members to notify them of the revised offer, 45-day exclusivity request, and of the letter he had sent to Hisamitsu in response, including the counter-proposal for a 30-day exclusivity period.

On June 3, 2009, the Company granted access to an electronic data room to various representatives of Parent and its outside advisors as the parties and their respective advisors negotiated the final terms of the exclusivity agreement and coordinated the execution thereof, and over the next several weeks, Hisamitsu conducted its due diligence review. Cravath also sent the first draft of the Merger Agreement to Debevoise & Plimpton LLP (“Debevoise”), U.S. legal counsel for Parent, for review. From June 3, 2009 through July 13, 2009, the management teams and legal and financial advisors of Parent and the Company had several negotiations regarding the terms of the Merger Agreement and related documents. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties.

On June 8, 2009, the executed Exclusivity Agreement, effective until July 1, 2009, was delivered by the parties, as further described under Item 3 above.

On June 17 and 18, 2009, several representatives of Hisamitsu and its advisors visited Miami, Florida to perform an in-person review of the Company’s facilities and hold discussions with Company personnel and management.

On June 22, 2009 a special telephonic meeting of the Board was held and all directors, as well as the Company’s financial and legal advisors and certain members of management, attended the meeting. During the meeting, the Board was updated regarding the progress of Hisamitsu’s diligence review, the status of negotiations between the companies with respect to the proposed transaction and of the meetings planned between the Company’s management and advisors with their respective counterparts at Hisamitsu. At that time, an executive session of the non-employee directors of the Board was held with representatives of Cravath, and Cravath explained that Debevoise had informed Cravath that satisfactory employment arrangements with senior management, particularly Messrs. Brandt and Eisenberg, were an important element of the proposed transaction. Following this session, the non-employee directors authorized management to engage separate legal counsel in order for certain members of management to commence discussions and, if requested by Hisamitsu, negotiations with Hisamitsu with respect to potential post-closing employment arrangements with the Surviving Corporation.

On the morning of June 25, 2009, representatives of Lazard contacted J.P. Morgan to convey the message that Hisamitsu was considering reducing its offer price by $0.50 per Share due to concerns about certain contingent liabilities and reservations regarding the actual amount of public company cost savings following the consummation of the proposed transactions. Later that evening, after consulting with management, Mr. Yetter and Cravath, and at the direction of management and Mr. Yetter, J.P. Morgan informed Lazard that the Board had been considering asking for an increase to the proposed offer price and that, therefore, any price reduction would be unacceptable to the Board. Later that day, after conveying J.P. Morgan’s response to Hisamitsu, Lazard again contacted J.P. Morgan and reaffirmed the previous $16.50 per share offer price, noting, however, that Hisamitsu would not consider any requests to increase this price.

During the period of time from May 26, 2009 to July 6, 2009, the trading price of Noven’s common stock increased from $10.80 on May 26 to $14.61 on July 6, with particularly heavy volume on June 26. Representatives of Hisamitsu expressed concern to Noven and Cravath that this increase, and other movements in the trading price of Noven’s common stock, including the decrease from the July 7 closing price of $14.36 per Share to the July 10 closing price of $13.27 per Share, may have been attributable, at least in part, to rumors relating to the existence of negotiations between Hisamitsu and Noven.

On July 7, 2009, a telephonic meeting of the Board was held and all directors, as well as members of management and the Company’s financial and legal advisors, participated. The agenda for the meeting included the recent increase in the Company’s stock trading price and potential reasons therefor, an update from the Company’s advisors regarding the transaction progress and strategies for any potential increase in offer price before entering into a definitive merger agreement. The directors also discussed the strategy and approach with respect to its negotiations of the Merger Agreement, indicating that, in light of the near-term risks to the Company with respect to the potential for generic challenges to the Company’s products and the related potential impact on the Novogyne joint venture, as well as the other concerns expressed by the directors at the strategic planning session in February, deal certainty was a priority in these negotiations. The directors agreed that they would be willing to give greater deal protection to Hisamitsu in return for deal certainty and potentially a higher offer price. The Board discussed again with management and J.P. Morgan whether there was likely to be any third party interested in acquiring the Company and again discussed with management and Cravath whether notifying Novartis of the negotiations with Hisamitsu was likely to lead to a disruption of those negotiations. The directors also discussed the unblinding to the Company of the results from the Phase II clinical trial of the Company’s Mesafem product under development, proposed to have another telephonic meeting after these results were available for review and assessment, and reviewed the range of risks facing the Company’s business at that time, including the risk of negative results from the Mesafem clinical trial, the ongoing risk of a generic challenge or competition to certain of its key products and other products, and the risk that it may not find a suitable solution to the peel force issue relating to its Daytrana product. J.P. Morgan also reviewed with the Board an analysis of the stock trading history of the Shares in relation to a composite index of other specialty pharmaceutical companies. This analysis indicated that the price of the Shares had increased more than 30% in the preceding six months, while the specialty pharmaceutical composite index was substantially unchanged during the same period. At the conclusion of the meeting, management reviewed for the Board factors that could have led to the increase in the Company’s stock price, including post-earnings release demand, the initiation of coverage with a “buy” recommendation by Caris & Company, the annual rebalancing of the Russell indices, technical and momentum buying, and purchases in advance of anticipated results from the Mesafem Phase II clinical trial. Representatives of J.P. Morgan also explained that such a stock price movement often indicates that there has been a leak into the marketplace of a proposed transaction but that, based upon the information that was available to it, J.P. Morgan was not able to confirm whether there had been any such leak involving the Company.

On July 7 and 8, 2009, the legal representatives and advisors of each of Noven and Hisamitsu met in person in New York to negotiate and come to a preliminary agreement on the terms of the Merger Agreement, subject to a few outstanding items, including the size of the break-up fee and circumstances under which it would be payable, whether to include a material adverse effect condition to the Offer and any exceptions to the definition thereof, and the treatment of the potential trigger of the “buy/sell” provision in the Novogyne joint venture agreement with Novartis.

On July 8 and 9, 2009, representatives of Parent met with Messrs. Brandt and Eisenberg to discuss retention and post-closing employment matters. During these meetings, Mr. Brandt indicated that, after spending a great deal of time considering his professional objectives, he had determined that remaining with Noven as a subsidiary of Parent rather than an independent public company was inconsistent with these objectives, and therefore he was not interested in remaining with the Surviving Corporation for anything other than a transition period following the consummation of the proposed transactions. He also indicated that Mr. Eisenberg would be an appropriate candidate to take his place as President and Chief Executive Officer. The representatives of Hisamitsu expressed disappointment with Mr. Brandt’s decision, however, they continued discussions with Mr. Eisenberg, noting that Mr. Brandt’s decision might cause Hisamitsu to withdraw its offer to purchase the Company or decrease its proposed offer price. On the second day of these meetings, the representatives of Hisamitsu agreed to work toward an agreement on terms of an employment agreement whereby Mr. Eisenberg would assume the roles of President and Chief Executive Officer of Noven following the Offer and Merger if Hisamitsu determined to proceed with the proposed transaction, and would expect to finalize such terms prior to any public announcement of the proposed transaction. The discussions between Mr. Eisenberg and representatives of Hisamitsu continued throughout the following weekend, with the parties substantially reaching an agreement on terms on Sunday afternoon, July 12, 2009.

On July 10, 2009, a telephonic meeting of the Board was held and members of management as well as representatives of J.P. Morgan and Cravath attended the meeting. The meeting began with a report from Joel Lippman, M.D., Vice President — Clinical Development & Chief Medical Officer of the Company, regarding the positive results from the Phase II clinical trial for Mesafem. Dr. Lippman explained that the results were better than expected and that the expectations for Phase III trials were good. Management then explained that they expected to announce the results the following Tuesday after the data received had been satisfactorily assessed and confirmed, and updated the Board regarding the post-closing employment discussions between Hisamitsu and Messrs. Brandt and Eisenberg, explaining that discussions were ongoing between Mr. Eisenberg and Hisamitsu and that Hisamitsu would decide on the following Monday whether to proceed with the transaction in light of Mr. Brandt’s decision. The directors then engaged in a lengthy discussion with management regarding the impact of the Mesafem results and other current business information that might affect management’s projections. In addition, the Board discussed with J.P. Morgan how the revised projections were likely to affect the final valuation analysis of the Company. Representatives from Cravath then explained to the Board that the only significant outstanding issue with respect to the merger agreement negotiations with Hisamitsu and Debevoise was regarding which party would bear the risk of a generic challenge to the Company’s products during the period of time between executing the Merger Agreement and consummating the Offer and Merger. The directors discussed this and other risks to the Company at length and concluded that, particularly in light of the Mesafem results, they were not prepared to bear this risk unless Hisamitsu were to increase its offer price. Based on this conclusion, the Board directed J.P. Morgan to speak with Lazard to again seek an increased offer price and increased deal certainty relating to the risk of a generic challenge.

On the evening of July 10, 2009, representatives of J.P. Morgan contacted Lazard and informed its representatives that the Board wanted to increase the proposed offer price based on the positive Mesafem Phase II results. J.P. Morgan also explained that deal certainty continued to be a key issue for the Board. In return, Lazard explained that it did not think Hisamitsu would accept any increase in the offer price, but that some flexibility on deal certainty might be possible. In addition, Dr. Lippman spoke with the Lazard representatives in order to provide a brief overview of the results of the clinical trial for Mesafem and to express his willingness to review the data in more detail with Hisamitsu at any time.

Over the course of the next several days a number of conversations took place between representatives of Noven and Hisamitsu with respect to the Company’s request for an increase to the offer price, Hisamitsu’s consideration of a decrease to its offer price, the advisors’ respective assessments regarding the value of the Company and the outstanding issue in the draft of the merger agreement relating to deal certainty, among other things. On July 12, 2009, Lazard contacted J.P. Morgan to convey the message from Hisamitsu that its offer price of $16.50 per Share was its best and final offer and that if the Company continued to seek a higher offer price Hisamitsu would discontinue any further discussions with respect to the proposed acquisition of the Company. However, the Lazard representatives indicated that Hisamitsu would accept the terms of the material adverse effect condition in the Merger Agreement proposed by the Company, shifting to Parent the risk of any generic challenge to certain of the Company’s key products or adverse development with respect to the resolution of the peel force specifications for the Company’s Daytrana product.

On July 13, 2009, a meeting of the Board was held to discuss the proposed transaction. All the members of the Board were present, as well as members of management and representatives of J.P. Morgan and Cravath. At the meeting, management presented revised forecasts based on the Mesafem Phase II results and the latest information available to management on other items affecting management’s projections, including updates regarding prospects for pipeline products, the status of negotiations with potential strategic partners, and other internal business and strategic matters. J.P. Morgan then provided an overview of the process to date and updated the Board and members of management with respect to recent conversations with Lazard on behalf of Hisamitsu, including the report from Lazard that Hisamitsu’s final offer price was $16.50 per Share, that it was likely to discontinue further conversations with the Company regarding the proposed transaction if the Board continued to seek an increase to this offer price, and that Hisamitsu had offered to accept the Company’s terms with respect to the deal certainty issue in the merger agreement and otherwise finalize the terms of the proposed transaction. J.P. Morgan then reviewed with the Board an analysis of the proposed transaction from a financial point of view, including an updated valuation analysis based on the revised forecasts it had received from management as well as updated market information and transaction assumptions, including the Company’s latest available balance sheet information. J.P. Morgan advised the Board that, based on this information and analysis and subject to review of definitive documentation, it would be prepared to provide a written fairness opinion to the Board to the effect that, as of that date and based upon and subject to the matters set forth in the opinion, the Offer Price to be paid to holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, was fair, from a financial point of view, to those holders. J.P. Morgan also reviewed with the Board a sensitivity analysis that showed the potential positive and negative impact on the Company’s valuation if certain of the assumptions made by management in preparing the financial forecasts were changed to reflect a more optimistic or pessimistic set of assumptions also provided by management, including uncertainties with respect to the Company’s ability to resolve the ongoing Daytrana peel force issue and the continued threat of a generic challenge to the Company’s products, which challenge would also put at risk the Company’s ability to continue and potentially extend the Novogyne joint venture beyond 2014 and continue or extend its relationships with other strategic partners. The Board also received a presentation from Cravath regarding the terms of the Merger Agreement. In the course of its deliberations, the Board considered a number of factors, including those described more fully below under the heading “Reasons for the Recommendation of the Board of Directors.”

Following this discussion, the Board unanimously (a) approved and declared advisable the Merger Agreement, Offer, Merger and the other transactions contemplated by the Merger Agreement, (b) determined that the terms of the Offer, Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and (c) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement. In addition, the compensation committee of the Board approved certain employee benefit matters including, among other things, the amendment and restatement of Mr. Eisenberg’s employment agreement, as described under Item 3 above.

On the morning of July 14, 2009, the Company, Parent, Holdings and Purchaser executed and delivered the Merger Agreement and Hisamitsu and the Company issued a joint press release announcing the execution of the Merger Agreement.

On July 23, 2009, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board of Directors.

In evaluating the Merger Agreement and the Offer, Merger and the other transactions contemplated by the Merger Agreement, the Board of Directors consulted with the Company’s senior management, legal counsel and financial advisor and, in recommending that the Company’s stockholders tender all of their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of the adoption of the Merger Agreement, considered the following factors:

•	Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of its Shares. The Board discussed the Company’s intrinsic value reflected by J.P. Morgan’s sum of the parts discounted cash flow analysis, and current financial plan, including the risks associated with achieving and executing the Company’s business plan, the impact of general economic market trends on the Company’s sale and the general risks of market conditions that could reduce the Company’s Share price, as well as the other risks and uncertainties discussed in the Company’s public filings with the SEC.

•	Risk/Return Profile. The Board considered the significant near-term risks facing the Company, including uncertainties with respect to its ability to resolve the ongoing Daytrana peel force issue and the continued threat of a generic challenge to its products, which challenge would also put at risk the Company’s ability to continue and potentially extend the Novogyne joint venture beyond 2014 and continue or extend its relationships with other strategic partners, among other things. The directors also considered the lack of any meaningful late-stage pipeline products which might enable the Company to endure the realization of one or more of the near-term risks to the Company, and the benefit of shifting these and other near and long-term risks from the Company’s stockholders to Parent. In addition, the Board considered the risks associated with the execution of the products in the Company’s pipeline, the risk inherent in the development of any new pharmaceutical product, and the current expectation that, even if these pipeline products were to be successfully executed, the Company and its stockholders would not likely see the upside from these products for a number of years, leaving the Company with weak cash flow and earnings for the period of 2010 through 2012.

•	Transaction Financial Terms. The Board considered the relationship of the Offer Price to the current and historical market prices of the Company’s Shares and the fact that the Offer Price was to be paid in cash, which would provide stockholders with the opportunity for liquidity and to receive a significant premium over the current and recent prices of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 22% over the closing price per Share on the Nasdaq Global Select Market on July 13, 2009, the last trading day before the execution of the Merger Agreement, and a premium of 43% over the 90-day average Share trading price.

•	Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration. The Board also considered Parent’s financial position and ability to pay the Offer Price without the need for any external financing.

•	Strategic Alternatives. The Board considered several potential alternatives to the acquisition by Hisamitsu, including the possibility of continuing to operate the Company as an independent entity and combinations with other merger partners, and the desirability and perceived risks of these and other alternatives, as well as the range of potential benefits to the Company’s stockholders of each of these alternatives. The Board also considered the guidance from management and its legal and financial advisors to the effect that traditional pharmaceutical companies were not likely to be interested in acquiring the Company for its transdermal technology when they could more easily and cost effectively access this technology through a partnership arrangement for one or more targeted products, that the terms of the Novogyne joint venture made an acquisition by a “top ten” pharmaceutical company very unlikely, that generic transdermal companies were not likely to be interested in acquiring the Company because its operations would be outside their business plans, that Novartis was not likely to be interested in the current operations of the Company other than the Novogyne joint venture (and in any event, would not likely be deterred from submitting a competing bid once the transaction was announced), and that, as a result of the consideration of the foregoing, Parent was most likely the best potential merger partner for the Company and a transaction with Parent could create the greatest value for its stockholders. The Board also considered the course of negotiations between the Company and Parent, which had resulted in a price per Share, payable in cash, that was approximately 18% higher than the original offer price proposed by Hisamitsu, as well as the guidance from Lazard that the Offer Price was Parent’s best and final offer.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent, Holdings and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to a number of near-team risks, particularly with respect to generic challenges and competition, considered by the Board.

•	Terms of the Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties, covenants and termination rights of the parties, and, in particular, the fact that the risk of a generic challenge to the Company’s key products or any adverse development with respect to the ongoing Daytrana peel force solution was shifted to Parent in the exceptions to the material adverse change clause, and that the Board could terminate the Merger Agreement to accept a superior proposal under certain circumstances. The Board also considered the likelihood that other parties, particularly Novartis, would be willing and able to pay a termination fee if any such party had an interest in acquiring the Company.

•	Opinion of the Company’s Financial Advisor. The Board considered J.P. Morgan’s opinion, dated July 14, 2009, to the effect that, as of that date and based upon and subject to the matters set forth in the opinion, the Offer Price to be paid to holders of Shares (other than Parent and its affiliates) in the Offer and Merger was fair, from a financial point of view, to those holders (the full text of the written opinion of J.P. Morgan is attached as Annex I to this Statement).

The Board also considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to entering into the Merger Agreement and the transactions contemplated thereby, including:

•	Impact on the Company’s Shareholders. The Board considered the fact that, subsequent to the completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in future earnings or growth of the Company and from benefiting from any appreciation in value of the combined company.

•	Operating Covenants. The Board considered the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course in substantially the same manner as previously conducted and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent.

•	Effect of Disruption or Failure to Complete Transaction. The Board considered the amount of time it could take to complete the Offer and the Merger, including the risk that either Novartis or an unexpected bidder could potentially disrupt the transaction or that a dispute might arise regarding any term of the Merger Agreement or the Company’s joint venture agreement with Novartis, and the possibility that the transactions contemplated by the Merger Agreement, including the Offer and Merger, might not be consummated, and that if the Offer and Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, the Company will have incurred significant transaction costs and disclosed a significant amount of confidential proprietary information to a primary market competitor, and the perception of the Company’s continuing business could potentially result in a loss of business partners and employees.

•	Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and Merger, as described in Item 3 above.

•	Alternative Proposals. The Board considered the fact that the Company had not solicited bids from other potential buyers or conducted a market check or auction process, and considered the risks to the Company’s business and negotiations with Parent inherent in such a broader process, including the risks of seeking a higher offer price from Parent in return for granting it an exclusivity period.

The Board believed that, overall, the potential benefits to the Company’s stockholders of entering into the Merger Agreement outweighed the contemplated risks and therefore would provide the maximum value to the Company’s stockholders.

The foregoing discussion of information and material factors considered by the Board of Directors is not intended to be exhaustive, but it does describe all material factors considered. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, each individual member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. Except as specifically described above, the Board of Directors did not reach any collective view that any individual factor described above either supported or did not support the overall recommendation of the Board.

Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated April 23, 2009 (the “J.P. Morgan Engagement Letter”), the Company retained J.P. Morgan to act as its financial advisor in connection with a potential strategic transaction. On July 14, 2009, J.P. Morgan rendered its written opinion to the Board to the effect that, as of that date and based upon and subject to the matters set forth in J.P. Morgan’s opinion, the Offer Price to be paid to holders of Shares (other than Hisamitsu and its affiliates) in the Offer and the Merger (together, the “Transaction”) was fair, from a financial point of view, to those holders.

The full text of the written opinion of J.P. Morgan, dated July 14, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering its opinion, is attached to this Statement as Annex I. The Company encourages you to read the opinion carefully in its entirety. J.P. Morgan’s written opinion was addressed to the Board, was directed only to the fairness, from a financial point of view, of the Offer Price to be paid to holders of Shares (other than Hisamitsu and its subsidiaries affiliates) in the Transaction, and does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to the Transaction or any other matter.

The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business, which forecasts included certain favorable and unfavorable contingencies, and discussed with the management of the Company its views as to the likelihood of such contingencies; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management and representatives of the Company and Hisamitsu with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company or otherwise reviewed by or for it, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of the Company or Hisamitsu under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan has also assumed that the representations and warranties made by the Company and Hisamitsu in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction. J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares (other than Hisamitsu and its affiliates) in the proposed Transaction and J.P. Morgan expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be received by the holders of Shares in the Transaction or with respect to the fairness of any such compensation.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses was as of July 10, 2009.

Transaction Overview.

Based upon the closing price per Share of $13.27 on July 10, 2009, which was the last full trading day prior to J.P. Morgan’s presentation to the Board on July 13, 2009, and the Offer Price of $16.50 per Share, J.P. Morgan noted, solely for reference purposes, that the Offer Price represented:

•	a premium of 24.3% over the closing price per Share on July 10, 2009 of $13.27;

•	a premium of 26.0% over the average closing price per Share for the 1-month period ending July 10, 2009;

•	a premium of 43.8% over the average closing price per Share for the 3-month period ending July 10, 2009;

•	a premium of 55.5% over the average closing price per Share for the 6-month period ending July 10, 2009;

•	a premium of 11.4% over the highest closing price per Share for the 52-week period ending July 10, 2009.

J.P. Morgan noted that the Company’s firm value based on the Offer Price of $16.50 per Share was approximately $358 million, based on an equity value of approximately $428 million, less cash and cash equivalents of approximately $70 million. J.P. Morgan also noted that the Company’s firm value based on the closing price per Share of $13.27 as of July 10, 2009, was approximately $268 million, based on an equity value of approximately $338 million, less cash and cash equivalents of approximately $70 million.

Historical Share Price Analysis.

J.P. Morgan reviewed, solely for reference purposes, the price performance of the Shares during the 52-week period ending July 10, 2009. J.P. Morgan noted that the low and high trading prices per Share during that period ending on July 10, 2009 were $7.54 and $14.88, respectively, compared to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.

Analyst Price Targets.

J.P. Morgan reviewed, solely for reference purposes, the price targets for the Shares published by certain equity research analysts during the period from March 5, 2009 to June 23, 2009, which ranged from $9.00 to $16.50 per Share, compared to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.

Selected Public Companies Analysis.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies that J.P. Morgan deemed to be relevant. The companies selected by J.P. Morgan were:

•	Alkermes, Inc.;

•	Allergan, Inc.;

•	Biovail Corporation;

•	Cephalon, Inc.;

•	Endo Pharmaceuticals Holdings, Inc.;

•	Forest Laboratories, Inc.;

•	King Pharmaceuticals, Inc.;

•	Medicis Pharmaceutical Corporation;

•	Sepracor, Inc.;

•	Shire PLC;

•	Valeant Pharmaceuticals International; and

•	Warner Chilcott Ltd.

None of the companies utilized in the analysis were identical or directly comparable to the Company. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to the Company’s and other factors that could affect the public trading value of the comparable companies and the Company.

Using publicly available information, J.P. Morgan reviewed for each of these companies:

•	firm value, which means the market value of common stock plus indebtedness and the book value of any minority interest minus cash and cash equivalents, as a multiple of estimated earnings before interest, taxes, depreciations and amortization (“EBITDA”), for the fiscal year 2009, which is referred to below as “2009E FV/EBITDA;”

•	firm value as a multiple of estimated revenue for the fiscal year 2009, which is referred to below as “2009E FV/Revenue;” and

•	stock price as a multiple of estimated earnings per share for the fiscal year 2009, which is referred to below as “2009E P/E.”

Using the multiples for the five companies that were deemed most relevant based on their operating and financial characteristics (Endo Pharmaceuticals Holdings, Inc.; Forest Laboratories, Inc.; King Pharmaceuticals, Inc.; Medicis Pharmaceutical Corporation; and Sepracor, Inc.), this analysis showed the following:

Benchmark	High		Low

2009E FV/EBITDA	5.0	x	3.5	x
2009 FV/Revenue	1.50	x	1.08	x
2009 P/E	13.1	x	5.9	x

J.P. Morgan then selected the following reference ranges of multiples for purposes of calculating the Company’s equity value per Share: 4.0x-5.0x for the 2009E FV/EBITDA multiple, 1.0x-1.5x for the 2009E FV/Revenue multiple, and 7.0x-13.0x for the 2009E P/E multiple. These reference ranges were based on the ranges of multiples calculated in the chart above for comparable companies but adjusted to take into account differences between the Company and the comparable companies and such other factors as J.P. Morgan deemed appropriate. J.P. Morgan then calculated the Company’s firm value per Share implied by each of these reference ranges of multiples. This analysis indicated an equity value per Share ranging from: (a) approximately $10.83 to approximately $12.72, based on 2009E FV/EBITDA multiples, (b) approximately $9.40 to approximately $12.57, based on 2009E FV/Revenue multiples, and (c) approximately $7.72 to approximately $14.06, based on 2009E P/E multiples, compared in each case to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.

Discounted Cash Flow Analysis.

J.P. Morgan performed a discounted cash flow (“DCF”) analysis for the purpose of determining the implied fully diluted equity value per Share using financial forecasts prepared by Company management. The DCF analysis was prepared by valuing the Company on a “sum of the parts” basis as the sum of the DCF values of the following four segments:

•	Transdermals (which consists of the Company’s transdermal marketed products, royalties, and identified and currently unidentified future pipeline transdermal products);

•	Therapeutics (which consists of the Company’s therapeutic drug sales and marketing operations);

•	Novogyne (which consists of the Company’s interest in a joint venture between the Company and Novartis); and

•	Corporate (which consists of the Company’s unallocated overhead expenses and other costs).

J.P. Morgan analyzed the unlevered free cash flows that each of the segments (or each product or product line, in the case of the Therapeutics business) is expected to generate during the forecast period provided by Company management. J.P. Morgan then calculated an implied range of terminal values for each business segment (or product or product line, in the case of the Therapeutics business), using a range of perpetuity growth rate or terminal revenue multiples. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates. For the Novogyne business and those products in the Therapeutics business having projected revenues over a finite period, J.P. Morgan valued the long-term projected cash flows provided by management on a present value basis through the projected end of the joint venture and product life cycles.

The forecast period, range of perpetuity growth rates and range of discount rates for each business segment (or product or product line, in the case of the Therapeutics business) were as follows:

	Range	Range of
	of Forecast	Perpetuity	Range of
Business Segment	Periods	Growth Rates	Discount Rates

Transdermals	2009-2018	2.0% - 4.0%	10% - 14%
Therapeutics	2009-2035	N/A	15% - 20%
Novogyne	2009-2024	N/A	12% - 15%
Corporate	2009-2018	2.0% - 4.0%	10% - 14%

For different products and product lines in the Therapeutics business, J.P. Morgan applied terminal revenue multiples of between 1.0x and 1.25x, reflecting divestiture assumptions based on management’s guidance, based upon forecast periods for those products and product lines that fell within the range of years indicated in the table above.

This analysis indicated an equity value per Share ranging from approximately $14.61 to $17.15, with a midpoint valuation of $15.86, compared to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.

J.P. Morgan also performed a DCF analysis by applying discount rates ranging from 15% to 20% to each of the Company’s four segments, and by both including and excluding the potential value associated with future unidentified products in the Transdermals business. This analysis indicated an equity value per Share ranging from approximately $15.22 to $19.08, with a midpoint valuation of $16.97 including the potential value associated with future unidentified products in the Transdermals business, and a value per Share ranging from approximately $14.42 to $17.58, with a midpoint valuation of $15.88 excluding the potential value associated with future unidentified products in the Transdermals business, in each case compared to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.

Selected Transactions Analysis.

J.P. Morgan compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan considered potentially relevant and the consideration received for such companies. However, J.P. Morgan did not calculate an implied equity value per Share based upon such comparisons because J.P. Morgan concluded that none of the companies involved in such transactions were sufficiently comparable to the Company, and that none of such other transactions were sufficiently comparable to the Transaction to justify taking them into account in its analysis of the value of the Company or the fairness of the Offer Price.

General.

The summary set forth above does not purport to be a complete description of the analyses or data utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each analysis. J.P. Morgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of their investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to act as the Company’s financial advisor with respect to the Transaction on the basis of J.P. Morgan’s experience and its familiarity with the industry in which the Company operates.

For a description of the terms of J.P. Morgan’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all the Company’s executive officers, directors, subsidiaries and affiliates which own Shares of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, subsidiary or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to the J.P. Morgan Engagement letter, the Company has agreed to pay J.P. Morgan a fee, based upon a percentage of the aggregate value of the Offer, in the amount of approximately $6.845 million, of which $2 million was paid at the time J.P. Morgan delivered its opinion to the Board and the balance of which is payable only if the Transaction is consummated. In addition, the Company also agreed to reimburse J.P. Morgan for all reasonable out-of-pocket expenses reasonably incurred by J.P. Morgan under the J.P. Morgan Engagement Letter, including the fees and disbursements of its legal counsel. The Company also agreed to indemnify J.P. Morgan and related parties against certain liabilities arising out of its engagement.

During the two years preceding the date of J.P. Morgan’s written opinion, neither J.P. Morgan nor its affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Company or Hisamitsu. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Hisamitsu for their own accounts or for the accounts of their customers and, accordingly, they may at any time hold long or short positions in those securities.

Additional information pertaining to the retention of J.P. Morgan by the Company is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor” and is incorporated by reference into this Item 5.

In addition, pursuant to the terms of the Merger Agreement, Parent and the Company will each pay half of the fees and costs incurred pursuant to the engagement by either party of an information agent, depositary, and financial printer in connection with the Offer.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger except that such solicitations or recommendations may be made by directors or officers of the Company, for which services no additional consideration will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and director equity compensation plans, no transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement: (a) the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present divided rate or policy, or indebtedness or capitalization, of the Company; and (b) there are no transactions, Board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Short-Form Merger.

Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s stockholders.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, the lowest number of Shares that, when added to the number of Shares owned by Purchaser, Holdings and Parent at the time of such exercise, shall constitute one more Share than 90% of the Shares then outstanding. The Top-Up Option is only exercisable once Parent, Holdings and Purchaser own at least 85% of the Shares then outstanding and may only be exercised after the expiration of the Offer and any subsequent offering period.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless: (a) before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (c) at or subsequent to such time as the transaction in which that person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights.

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price. Pursuant to the Merger Agreement, the Company will be required to serve prompt notice to Parent of any demands for appraisal of any Shares, and Parent will have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will be prohibited from, without the prior written consent of Parent, making any payment with respect to, or settle or offer to settle, any such demands, or agreeing to do any of the foregoing.

The foregoing summary of the right of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will only be entitled to receive the Offer Price.

The Rights Agreement Amendment.

In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 2 to the Rights Agreement filed as Exhibit (e)(9) hereto, which is incorporated into this Item 8 by reference.

Regulatory Approvals.

Antitrust Laws of the United States.  The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

In connection with the purchase of Shares, on July 27, 2009, Parent is expected to file pursuant to the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC. The Company is also expected to file a Notification and Report Form under the HSR Act on that date. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Parent’s form was received by the DOJ and FTC, unless early termination of the waiting period is granted. Parent and the Company have each requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Parent relating to the businesses in which Parent and its subsidiaries are engaged, the Company believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge. As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Antitrust Laws of Countries and Jurisdictions Other Than the United States.  Parent is a company formed under the laws of Japan, and Parent and its subsidiaries conduct business primarily in countries and jurisdictions other than the United States. Parent has informed the Company that it does not believe that the acquisition of the Shares pursuant to the Offer or the Merger will violate the laws of those countries and jurisdictions or require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Nonetheless, in connection with the acquisition of the Shares pursuant to the Offer or the Merger, it may be that the laws of certain of those foreign countries and jurisdictions will require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Company will be able to, or that Parent, Holdings or the Purchaser will, satisfy or comply with such laws.

Other than as described in this Statement, none of the Company, Parent, Holdings or Purchaser are aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, each of the Company, Parent, Holdings and Purchaser expect such approval or other action would be sought or taken.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”).

Certain Legal Proceedings.

On July 15, 2009, a plaintiff filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware. The complaint, captioned IBEW Local Union 98 v. Noven Pharmaceuticals, Inc. et. al. (the “IBEW Complaint”), names as defendants the members of the Board of Directors, as well as Noven and Hisamitsu. The plaintiff claims that Noven’s directors breached their fiduciary duties to Noven’s stockholders, and further claims that Hisamitsu participated in or aided and abetted the purported breach of fiduciary duty. In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between Noven and Hisamitsu involves an unfair price, an inadequate sales process and unreasonable deal protection devices, among other things. The complaint seeks to enjoin the transaction and attorneys’ and other fees and costs, in addition to seeking other relief.

A second plaintiff filed a purported stockholder class action complaint on July 15, 2009 in the Eleventh Judicial Circuit of Florida. The complaint, captioned Murphy v. Noven Pharmaceuticals, Inc., et. al., names as defendants Noven and each of its Board members and asserts similar claims and requests for relief as those asserted in the IBEW Complaint. On July 16, 2009, a third plaintiff filed a purported stockholder class action complaint relating to the Offer. The complaint, captioned Louisiana Municipal Police Employees Retirement System v. Noven Pharmaceuticals, Inc. et. al., and filed in the Court of Chancery of the State of Delaware names as defendants the members of the Board of Directors as well as Noven and Hisamitsu, and asserts claims and requests relief identical to the IBEW Complaint. The Company believes that the allegations set forth in all three of these complaints lack merit and will contest them vigorously.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference into, this Statement, other than purely historical information, including estimates, forecasts, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser, Holdings and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.

The forward-looking statements contained in this Statement are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations based on a number of factors affecting the Company’s business, including, among other things, the expected timetable for completing the proposed transaction, the risk of uncertainty in connection with a strategic alternative process, overall economic and market conditions, changes in reimbursement levels established by governmental and third-party payors; commercial success of the Company’s licensees, changing competitive markets, clinical trial data and regulatory conditions, changes in the credit markets, customer and physician preferences; the Company’s ability to protect its patent position, and the effectiveness of advertising and other promotional campaigns. Detailed discussions of these and other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Statement are included from time to time in the Company’s SEC reports and filings, including the 10-K and 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit
Number	Document

(a)(1)	Offer to Purchase, dated July 23, 2009.*†
(a)(2)	Letter of Transmittal.*†
(a)(3)	Letter to Stockholders of the Company, dated July 23, 2009.*
(a)(4)	Joint Press Release issued by the Company and Parent, dated July 14, 2009 (incorporated herein by reference to the Schedule 14D-9 filed by the Company with the SEC on July 14, 2009).
(a)(5)	Opinion of J.P. Morgan Securities Inc., dated July 14, 2009 (included as Annex I to this Statement).
(e)(1)	Agreement and Plan of Merger among the Company, Parent, Holdings and Purchaser, dated as of July 14, 2009 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 15, 2009).
(e)(2)	Relevant portions of the Proxy Statement filed by the Company with the SEC on April 9, 2009.
(e)(3)	Form of Indemnification Agreement for Directors and Officers (incorporated herein by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 29, 1999).
(e)(4)	Confidentiality Agreement between the Company and Parent, dated June 25, 2008.
(e)(5)	Exclusivity Agreement between the Company and Parent, dated June 4, 2009.
(e)(6)	Amended and Restated Form of Employment Agreement (Change of Control), between the Company and each of Michael D. Price, Steven M. Dinh, Richard P. Gilbert, Joel S. Lippman and Anthony Venditti (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2009).
(e)(7)	Amended Employment Agreement between the Company and Peter Brandt, dated April 29, 2008.
(e)(8)	Amended and Restated Employment Agreement between the Company and Jeffrey Eisenberg, dated July 14, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2009).
(e)(9)	Amendment No. 2 to Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated as of July 14, 2009 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2009).

*	Included in the materials mailed to the Company’s stockholders.

†	Incorporated herein by reference to the Schedule TO filed by Hisamitsu with the SEC on July 23, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Peter Brandt
Name:     Peter Brandt

Title:	President and Chief Executive Officer

Dated: July 23, 2009

ANNEX I

July 14, 2009

The Board of Directors
Noven Pharmaceuticals, Inc.
11960 South West 144th Street
Miami, FL 33186

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Noven Pharmaceuticals, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to an Agreement and Plan of Merger (the “Agreement”), among the Company, Hisamitsu Pharmaceutical Co., Inc. (the “Acquiror”), Hisamitsu U.S., Inc., a wholly-owned subsidiary of Acquiror (“Holdings”), and Northstar Merger Sub, Inc., a wholly-owned subsidiary of Holdings (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $16.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than any shares owned by the Company, Acquiror, Holdings or Acquisition Sub or by any subsidiary of the Company or Acquiror (other than Acquisition Sub) and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business, which forecasts included certain favorable and unfavorable contingencies, and discussed with the management of the Company its views as to the likelihood of such contingencies; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management and representatives of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to

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the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than the Acquiror and its affiliates) in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a portion of which is payable in connection with the delivery of this opinion and a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Company or the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock (other than the Acquiror and its affiliates) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, this opinion may be reproduced in full in any tender offer solicitation / recommendation statement on Schedule 14D-9 and any proxy or information statement filed with the Securities and Exchange Commission or mailed or otherwise disseminated to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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